                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   2   )*
                                        -------

                          Cardiac Control Systems, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock,  $ .10 Par Value
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                               1419909D5R
                       ----------------------------------
                                 (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 12 Pages


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CUSIP No.  1419909D5R                 13G                 Page 2 of 12 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Special Situations Fund III, L.P. ("The Fund")
          F13-3737427
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
          Delaware

-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power              294,090
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power              None
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power              294,090
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power              None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

          294,090
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

          17.7%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

          IV
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 1419909D5R                13G                   Page 3 of 12 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          MGP Advisers Limited Partnership ("MGP")
          F13-3263120
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

          Delaware

-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power              None
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power              None
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power              294,090
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power              None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

          294,090
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

          17.7%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

          IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 1419909D5R                13G                   Page 4 of 12 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          AWM Investment Company, Inc. ("AWM")
          11-3086452
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power              110,283
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power              None
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power              401,373
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power              None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

          401,373
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

          22.7%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

          IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 1419909D5R                13G                   Page 5 of 12 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Austin W. Marxe
          ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

          United States

-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power              137,068
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power              294,090
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power              431,158
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power              None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

          431,158
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

          24.0%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                            Page 6 of 12 Pages

Item 1.

(a)  NAME OF ISSUER:  Cardiac Control systems, Inc.

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     3 Commerce Blvd.  Palm Coast, FLa. 32137

Item 2.

(a)-(c) NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE; AND PLACE OF ORGANIZATION: This statement is filed on behalf of (i) Special Situations Fund III, L.P., a Delaware limited partnership (the "Fund"), (ii) MGP Advisers Limited Partnership, a Delaware Limited Partnership ("MGP"), (iii) AWM Investment Company, Inc., a Delaware corporation ("AWM") and (iv) Austin W. Marxe. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." The principal office and business address of the Reporting Persons is 153 East 53 Street, New
          York, New York 10022.   The busines of the Fund is to acquire,
          purchase, invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. MGP is a general partner of and investment adviser to the Fund. MGP is registered as a investment adviser under the Investment Advisers Act of 1940, as amended. The principal business of MGP is to act as a general partner of and investment adviser to the Fund. AWM, a Delaware corporation primarily owned by Austin Marxe, serves as the sole

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                                                            Page 7 of 12 Pages

          general partner of MGP. AWM is a registered investment adviser under the Investment Advisers Act of 1940 and also serves as the investment adviser to, and general partner of, Special Situations Cayman Fund, L.P., a limited partnership formed under the laws of the Cayman Islands (the "Cayman Fund"). Austin W. Marxe is also the principal limited partner of MGP and is the President and Chief Executive Officer of AWM. Mr. Marxe is principally responsible for the selection, acquisition and disposition of the portfolio securities by AWM on behalf of MGP, the Fund and the Cayman Fund.

2(b)      TITLE OF CLASS OF SECURITIES: See cover sheets.

2(c)      CUSIP NUMBER:  See cover sheets.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a) ( )   Broker or Dealer registered under section 15 of the Act

(b) ( )   Bank as defined in section 3(a) (6) of the Act

(c) ( )   Insurance Company as defined in section 3(a) (19) of the Act

(d) (x) Investment Company registered under section 8 of the Investment Company Act

(e) (x) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income

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                                                            Page 8 of 12 Pages

      Security Act of 1974 or Endowment Fund

(g) (x)   Parent Holding Company, in accordance with $240.13d

               -1 (b) (ii) (G)

(h) ( )   Group, in accordance with $240.13d-1 (b) (1) (ii) (H)

See Exhibit A attached hereto.

Item 4.   OWNERSHIP:

(a) AMOUNT BENEFICIALLY OWNED: 431,158 shares of Common Stock are beneficially owned by Austin W. Marxe. This amount is composed of 800,000 Convertible Debentures, convertible into 285,714 shares of Common Stock owned by the Fund, 300,000 Convertible Debentures, convertible into 107,142 shares of Common Stock owned by the Cayman Fund, 75,000 Convertible Debentures, convertible into 26,875 shares of Common Stock owned by Austin Marxe, along with 8,376 common shares owned by the Fund and 3,141 shares owned by the Cayman Fund. 401,373 shares of Common Stock are beneficially owned by AWM as a result of the 800,000 Convertible Debentures and 8,376 shares of common stock owned by the Fund and the 300,000 Convertible Debentures and 3,141 shares of Common Stock owned by the Cayman Fund. 294,090 shares of Common Stock are beneficially owned by the Fund and MGP as a result of the 800,000 Convertible Debentures owned by the Fund and 8,376 shares directly owned by the Fund.

(b)  PERCENT OF CLASS:  24 percent of the Common Stock are

                                                            Page 9 of 12 Pages


     beneficially owned by Austin Marxe, and 22.7 percent by AWM. 17.7 percent of the Common Stock are beneficially owned by MGP and the Fund.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS RIGHTS TO VOTE AND/OR DISPOSE OF SECURITIES: The Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all securities reported hereby which are beneficially owned by the Fund. MGP has the sole power to dispose or to direct the disposition of all securities reported hereby which are beneficially owned by MGP. AWM has the the sole power to vote or to direct the vote of securities reported hereby which are beneficially owned by AWM by virtue of it being the Investment Adviser to the Special Situations Cayman Fund, L.P.. AWM has the sole power to dispose or to direct the disposition of all securites reported hereby which are beneficially owned by AWM. Austin Marxe has the sole power to vote or to direct the vote of securities reported hereby which are beneficially owned by Austin Marxe by virtue of being the primary owner of and President and Chief Executive Officer of AWM and by virtue of direct ownership. Austin
     W. Marxe has shared power to vote or to direct the vote of all shares beneficially owned by Austin Marxe by virtue of being an Individual General Partner of the Fund. Austin W. Marxe has the sole power to dispose or to direct the

                                                            Page 10 of 12 Pages

disposition of all securities reported hereby which are beneficially owned by Austin Marxe.

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following __.

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: The Fund and the Cayman Fund as owners of the securities in question, have the right to receive any dividends from, or proceeds from the sale of, such securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: See Exhibit A attached hereto.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable

Item 9. NOTICES OF DISSOLUTION OF GROUP:  Not applicable.

Item 10.  CERTIFICATION:

          Each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                            Page 11 of 12 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    1/4/96
       -----------------

                                   SPECIAL SITUATIONS FUND III, L.P.



                                   By:/s/ Austin W. Marxe
                                      --------------------------
                                        Austin W. Marxe
                                        Individual General Parnter

                                   MGP ADVISERS LIMITED PARTNERSHIP
                                   By: AWM Investment Company, Inc.



                                   By:/s/ Austin W. Marxe
                                      ----------------------------
                                        Austin W. Marxe
                                        President and Chief Executive Officer

                                   AWM INVESTMENT COMPANY, INC.



                                   By:/s/ Austin W. Marxe
                                      -----------------------------
                                        Austin W. Marxe
                                        President and Chief Executive Officer




                                       /s/ Austin W. Marxe
                                       -----------------------------
                                        AUSTIN W. MARXE

                                                            Page 12 of 12 Pages


                                    EXHIBIT A


     This Exhibit explains the relationship between the Reporting Persons. AWM is the sole general partner of MGP, a registered investment adviser under the Investment Advisers Act of 1940, as amended. MGP is a general partner of and investment adviser to the Fund. AWM is a registered investment adviser under the Investment Advisers Act of 1940 and also serves as the general partner of, and investment adviser to, the Cayman Fund. Austin W. Marxe is the principal owner and President of AWM.